EXHIBIT 99.1


FOR IMMEDIATE RELEASE                                               3 May 2002



                              WPP GROUP PLC ("WPP")

        Millward Brown Inc acquires Greenfield Consulting Group in the US



WPP announces that its wholly-owned operating company Millward Brown Inc, the advertising and brand research business of The Kantar Group, WPP's information and consultancy division, has acquired the business and assets of Greenfield Consulting Group, LLC ("Greenfield"), a leading North American qualitative research consultancy.

Founded in 1983 and based in Westport, Connecticut, Greenfield had revenues of $13.5 million for the year ended 31 December 2001 and net assets of $3.6 million at the same date.

The acquisition will provide Millward Brown's clients with the most comprehensive, integrated qualitative and quantitative offer in North America and further strengthens The Kantar Group's position in the information and consulting industry worldwide.



For further information, please contact:
Feona McEwan, WPP, London                             + 44  20 7408 2204
Kevin McCormack, WPP, New York                        + 212 632 2239


www.wpp.com
www.millwardbrown.com